Exhibit 99.1

PC Construction, Stantec, and Hazen and Sawyer selected as

design-build team for Piscataway WRRF Bio-Energy Facility

Project projected to save customers $3 million per year

EDMONTON, AB; NEW YORK, NY (September 6, 2018) TSX, NYSE: STN

The design-build team of PC Construction, Stantec, and Hazen and Sawyer today announced it has been selected to design and construct the first phase of Washington Suburban Sanitary Commission’s (WSSC) $250 million Piscataway Water Resource Recovery Facility (WRRF) Bio-Energy Project in Prince George’s County, Maryland. Upon completion, the facility is projected to help save WSSC customers approximately $3 million per year while vastly expanding the commission’s green energy capabilities through increased production of renewable biogas.

This is the largest and most technically-advanced project WSSC has constructed in its 100-year history and, upon completion, the facility will be among the first in the country to incorporate an advanced Thermal Hydrolysis Process (THP).

The Piscataway WRRF Bio-Energy Project will convert wastewater biosolids into renewable biogas, which will then be used by Combined Heat and Power (CHP) engines to help power the facility. A portion of the biogas generated will also supplement the local community’s energy supply. This innovative technology is expected to reduce the facility’s greenhouse gas emissions by 15%.

The project will also reduce the amount of resulting biosolids produced from five existing WSSC water resource recovery facilities, helping decrease WSSC’s costs to transport and dispose of these materials. The quality of the remaining biosolids will create an opportunity for the WSSC to sell and distribute these Class A biosolids as fertilizer.

“This is an incredibly important project for WSSC and the community.” said Jay Fayette, president and chief operating officer at PC Construction. “Our design-build team is a leader in these specialized facilities, combining PC’s construction experience—including the largest THP facility in the world—with Stantec’s history of designing a significant number of the world’s THP facilities and Hazen and Sawyer’s biosolids and sidestream treatment expertise. We are excited to collaborate with WSSC to move this environmentally significant project to successful completion.”

“The growing demand from local utilities to manage wastewater biosolids more effectively, coupled with the need for more energy-efficient facilities, has created a substantial opportunity for THP applications in the United States,” said Art Umble, global practice leader for wastewater treatment at Stantec. “We are pleased to lead the design of this significant project, which will provide important community benefits.”

The $44 million phase one contract includes design and early construction, which entails demolition of existing on-site facilities and relocation of existing site utilities. The entire Piscataway WRRF Bio-Energy Project is expected to be operational by spring of 2024.

Worldwide Water Experience

Stantec is a global leader in the water industry as ranked by Engineering News-Record. The firm’s experience includes over 900 treatment plants, from some of the most complex facilities in the world to those supporting small, remote communities. With experts around the world focusing on innovative, fit-for-purpose solutions, the Stantec team offers expertise in such areas as advanced treatment process and technology, automation/ information management, biosolids management, nutrient management and recovery, odor control, and water reclamation and reuse. As primary project designer for this project, Stantec will lead and manage the design, which includes anaerobic digestion, biosolids handling and dewatering, CHP, thermal hydrolysis, and sidestream treatment.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

About PC Construction

PC Construction offers general contracting, construction management and design-build services to private companies and public entities of all sizes. The company manages projects along the east coast and in the southeastern United States from its headquarters in Vermont and a network of locations in Florida, Georgia, Maine, New Hampshire, New York and North Carolina. A construction industry leader for 60 years, PC Construction is guided to success by its team of dedicated employee-owners.

About Hazen and Sawyer

Hazen and Sawyer develops practical solutions to water quantity and quality challenges around the globe. Since our founding, we’ve maintained a singular focus on water – working with communities to identify new sources, structure effective treatment, and deliver water back to the environment in a productive and mindful way. The integrated water resources management we provide improves the resiliency of watersheds to supply drinking water and turns nutrient removal into nutrient recovery, waste into energy, discharge into reuse – often while reducing operating costs and providing a multitude of environmental and societal benefits. If you’re trusted to protect public health or the environment, we can help.

About WSSC

For 100 years, WSSC has proudly served the citizens of Prince George’s and Montgomery counties – providing drinking water that has always met strict Safe Drinking Water Act standards and protecting the environment through vital water resource recovery services. WSSC’s vision is to be THE world-class water utility, where excellent products and services are always on tap.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements regarding the project described above, including statements regarding Stantec’s role and involvement on the project. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the project described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the proposed project referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Stantec Media Contact	Stantec Investor Contact
Danny Craig	Cora Klein
Stantec Media Relations	Stantec Investor Relations
Ph: 949-923-6085	Ph: 780-969-2018
Danny.Craig@stantec.com	Cora.Klein@stantec.com

PC Construction Media Contact	Hazen and Sawyer Media Contact
Dennise R. Casey	Jeffrey Neale
PC Construction Media Relations	Hazen and Sawyer Media Relations
802-233-9436	646-221-2841
dcasey@pcconstruction.com	jneale@hazenandsawyer.com

Design with community in mind